                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
     1934 [FEE REQUIRED]

                   For the fiscal year ended December 31, 2006

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
     OF 1934 [NO FEE REQUIRED]

             For the transition period from __________ to __________

                       Commission File Number: (________)

                        COMMUNITY SHORES BANK 401(K) PLAN

                        COMMUNITY SHORES BANK CORPORATION
                              1030 W. NORTON AVENUE
                            MUSKEGON, MICHIGAN 49441
                                 (231) 780-1800

                        COMMUNITY SHORES BANK 401(K) PLAN

                                TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM                        1

FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005
   Statements of Net Assets Available for Benefits                             2
   Statements of Changes in Net Assets Available for Benefits                  3
   Notes to Financial Statements                                             4-7

SUPPLEMENTARY INFORMATION AS OF DECEMBER 31, 2006
   Form 5500 Schedule H, Line 4i - Schedule of Assets
      (Held at End of Year)                                                  8-9

Note: All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and disclosure under the Employee Retirement Income Security Act of 1974, have been omitted because they are not applicable.

(REHMANN ROBSON LOGO)
Certified Public Accountants
A member of THE REHMANN GROUP

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator and Participants
Community Shores Bank 401(k) Plan
Muskegon, Michigan

We have audited the accompanying statements of net assets available for benefits of COMMUNITY SHORES BANK 401(K) PLAN as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended and the December 31, 2006 supplemental schedule of assets (held at end of year), as listed in the table of contents. These financial statements and supplemental schedule are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of COMMUNITY SHORES BANK 401(K) PLAN as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The December 31, 2006 supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic 2006 financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. This supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2006 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2006 financial statements taken as a whole.


                                       /s/ Rehmann Robson

June 26, 2007
Grand Rapids, MI

     2330 East Paris Avenue SE - P.O. Box 6547 - Grand Rapids, MI 49516-6547
               - 616.975.4100 - Fax 616.975.4400 - www.rehmann.com

                        COMMUNITY SHORES BANK 401(K) PLAN

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                                                                 DECEMBER 31
                                                            -----------------------
                                                               2006        2005
                                                            ----------   ----------
                          ASSETS

INVESTMENTS, AT FAIR VALUE
   Pooled separate accounts                                 $1,794,784   $1,234,787
   Community Shores Bank Corporation common stock              604,497      609,370
   Guaranteed investment contract                                1,968          801
   Participant loans                                            10,948        5,886
                                                            ----------   ----------
TOTAL INVESTMENTS, AT FAIR VALUE                             2,412,197    1,850,844
Cash                                                             2,219            4
                                                            ----------   ----------
TOTAL ASSETS (EQUAL TO NET ASSETS AVAILABLE FOR BENEFITS)   $2,414,416   $1,850,848
                                                            ==========   ==========

The accompanying notes are an integral part of these financial statements.

                        COMMUNITY SHORES BANK 401(K) PLAN

           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                                                                 YEAR ENDED DECEMBER 31
                                                                -----------------------
                                                                   2006         2005
                                                                ----------   ----------
ADDITIONS TO NET ASSETS ATTRIBUTED TO
   NET INVESTMENT INCOME
      Net appreciation (depreciation) in aggregate fair value
         of investments in
         Pooled separate accounts                               $  180,360   $   85,807
         Common stock of Community Shores Bank
            Corporation                                            (75,059)      91,321
      Interest                                                         492          272
                                                                ----------   ----------
   NET INVESTMENT INCOME                                           105,793      177,400
                                                                ----------   ----------
   CONTRIBUTIONS
      Participants'                                                214,531      166,975
      Employers                                                    115,946      131,065
      Rollovers                                                    149,283           --
                                                                ----------   ----------
   TOTAL CONTRIBUTIONS                                             479,760      298,040
                                                                ----------   ----------
TOTAL ADDITIONS                                                    585,553      475,440
                                                                ----------   ----------
DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO
   Benefits paid to participants                                     6,148      140,017
   Administrative expenses                                          15,837       13,528
                                                                ----------   ----------
TOTAL DEDUCTIONS                                                    21.985      153,545
                                                                ----------   ----------
NET INCREASE                                                       563,568      321,895
NET ASSETS AVAILABLE FOR PLAN BENEFITS
   Beginning of year                                             1,850,848    1,528,953
                                                                ----------   ----------
   END OF YEAR                                                  $2,414,416   $1,850,848
                                                                ==========   ==========

The accompanying notes are an integral part of these financial statements.

                        COMMUNITY SHORES BANK 401(K) PLAN

                          NOTES TO FINANCIAL STATEMENTS

1.   DESCRIPTION OF THE PLAN AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The following description of the COMMUNITY SHORES BANK (the "Bank" or "Sponsor") 401(K) PLAN (the "Plan") provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

     DESCRIPTION OF THE PLAN

          GENERAL

          The Plan is a defined contribution plan covering all employees of the Bank who have six months of service and are 21 or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

          CONTRIBUTIONS

          Participants may contribute annual compensation as defined in the Plan up to a maximum allowed by the Internal Revenue Code. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. The Bank may, at the discretion of its Board of Directors, make a matching contribution to the Plan on behalf of each participant. In 2006, the Company became a safe harbor 401(k) Plan. The matching formula during the 2006 plan year was 100% of the first 3% of compensation contributed and 50% of the next 3%. The 2005 matching amount contributed to each participant was 75% of the first 6% of the employee's deferred compensation. The maximum contribution was 4.50% in both plan years. Participants direct the investment of contributions into various investment options offered by the Plan. In addition to Community Shores Bank Corporation common stock, the Plan currently offers one-hundred and ninety pooled separate accounts, of which thirty-one were currently invested in, and a guaranteed investment contract with John Hancock Life Insurance Company ("John Hancock") as investment options for participants. Contributions are subject to certain limitations.

          PARTICIPANT ACCOUNTS

          Each participant's account is credited with the participant's contribution, the Bank's match, and allocations of Plan earnings, and charged with an allocation of custodial fees. Plan earnings and expenses are allocated based on the ratio of each participant's account balance to the total account balance. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

                        COMMUNITY SHORES BANK 401(K) PLAN

                          NOTES TO FINANCIAL STATEMENTS

          VESTING

          Participants are immediately vested in their contributions, the Bank's contributions, and earnings thereon.

          PARTICIPANT LOANS

          Participants may borrow from their accounts a minimum of $1,000, up to a maximum of 50% of the participants elective contributions account balance. Additionally, to be non-taxable, the loan cannot exceed $50,000 reduced by the participant's highest outstanding loan balance during the 12 months immediately preceding the loan disbursement date. Loan terms range from 1 to 5 years or up to 30 years for the purchase of a primary residence. The loans are collateralized by the balance in the participant's account and bear interest based upon the prime rate. Principal and interest is collected ratably through payroll deductions.

          PAYMENT OF BENEFITS

          On termination of service due to death, disability, retirement, or other reasons, a participant or his or her beneficiary may elect to receive a lump-sum amount equal to the value of the participant's account.

          ADMINISTRATIVE EXPENSES

          The Plan's administrative expenses, including salaries, accounting, recordkeeping, and legal, are paid by the Bank and qualify as party-in-interest transactions which are exempt from prohibited transaction rules. Custodial service fees related to John Hancock are paid by the Plan. Fees for common stock investment transactions through Northwestern Mutual Investment Services, LLC, the custodian of the common stock, are allocated to the accounts of those participants electing this investment option.

     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

          BASIS OF ACCOUNTING

          The financial statements of the Plan are prepared using the accrual method of accounting.

          USE OF ESTIMATES

          The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

                        COMMUNITY SHORES BANK 401(K) PLAN

                          NOTES TO FINANCIAL STATEMENTS

          INVESTMENT VALUATION AND INCOME RECOGNITION

          The Plan's investments in pooled separate accounts with John Hancock are stated at estimated fair values, which have been determined based on the unit values of the funds. Unit values are determined by John Hancock, the insurance company sponsoring the funds, based upon the net asset values of the underlying securities held by the funds. The value of the guaranteed interest contract is estimated using a market approach based on market prices of similar contracts. Investment in the Plan Sponsor's common stock is valued at fair value, based on quoted market prices. Participant loans are valued at their outstanding balance, which approximates fair values.

          Unrealized appreciation or depreciation in the aggregate fair value of investments represents the net change in the difference between aggregate fair value and the cost of investments, including reinvestment of earnings. The realized gain or loss on sale of investments is the difference between the proceeds received and the average cost of investments sold.

          Purchases and sales are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

          PAYMENT OF BENEFITS

          Benefits are recorded when paid.

2.   INVESTMENTS

     Investments representing 5% or more of the Plan's net assets available for benefits are as follows at December 31:

                                       2006       2005
                                     --------   --------
Pooled separate accounts:
   John Hancock Lifestyle Balanced   $440,669   $239,889
   John Hancock Lifestyle Growth      197,780    160,263
Community Shores Bank Corporation
   common stock                       604,497    609,370

3.   RELATED PARTY TRANSACTIONS

     Certain Plan investments are held in shares of common stock of the Plan sponsor, units of pooled separate accounts and a guaranteed investment contract. John Hancock is the custodian of the pooled separate accounts while Northwestern Mutual Investment Services, LLC is the custodian of the Company's common stock and, therefore, these transactions qualify as party-in-interest. Fees paid by the Plan to John Hancock for the custodial services amounted to $14,950 and $11,482 for 2006 and 2005, respectively.

                        COMMUNITY SHORES BANK 401(K) PLAN

                          NOTES TO FINANCIAL STATEMENTS

     The Bank is a wholly owned subsidiary of Community Shores Bank Corporation, therefore, the Plan's investment in Community Shores Bank Corporation common stock as of December 31, 2006 and 2005, represent party-in-interest investments. The 45,588 and 40,249 shares of Community Shores Bank Corporation common stock held by the Plan as of December 31, 2006 and 2005, respectively, represent approximately 3.1% and 2.8% of the Company's outstanding shares as of those dates.

4.   INCOME TAX STATUS

     The Bank's Board of Directors adopted the Prototype Non-Standardized Profit Sharing Plan with Cash or Deferred Arrangement ("CODA"). The Plan document has received an opinion letter from the Internal Revenue Service dated November 27, 2001, stating that the written form of the underlying prototype plan document is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and that any employer adopting this form of the Plan will be considered to have a plan qualified under Section 401(a) of the Code. The Plan is required to operate in conformity with the Code to maintain its qualification. The Plan's administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and therefore, believes the Plan is qualified and the related trust is tax exempt.

5.   PLAN TERMINATION

     Although it has not expressed any intent to do so, the Plan Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

6.   RISKS AND UNCERTAINTIES

     The Plan provides for various investment options in the Company's common stock, a guaranteed investment contract, and in pooled separate accounts with underlying assets consisting of any combination of stocks, bonds, fixed income securities, mutual funds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

                                     *****

                            SUPPLEMENTARY INFORMATION

                        COMMUNITY SHORES BANK 401(K) PLAN

         SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

                                DECEMBER 31, 2006

                                    PLAN #001
                                 EIN 38-3438092

                                                          (C) DESCRIPTION OF INVESTMENT
                                                             INCLUDING MATURITY DATE,        (E)
               (B) IDENTITY OF ISSUE, BORROWER,           RATE OF INTEREST, COLLATERAL,     CURRENT
(A)                LESSOR, OR SIMILAR PARTY                   PAR OR MATURITY VALUE          VALUE
---   -------------------------------------------------   -----------------------------   ----------
      POOLED SEPARATE ACCOUNTS
*        John Hancock Lifestyle Balanced                                    2,118 units   $  440,669
*        John Hancock Lifestyle Growth                                        647 units      197,780
*        John Hancock T. Rowe Price Sci & Tech                              2,702 units       98,594
*        John Hancock Fidelity Advisor Div Growth                           1,751 units      102,015
*        John Hancock PIMCO Total Return                                    5,661 units       89,038
*        500 Index Fund                                                        87 units       65,822
*        John Hancock T. Rose Price Blue Chip                               1,574 units       74,292
*        John Hancock Lifestyle Aggressive                                    112 units       37,281
*        John Hancock Lifestyle Moderate                                      295 units       46,012
*        Total Stock Market Index Fund                                      2,653 units       36,972
*        John Hancock Energy                                                1,403 units      108,017
*        John Hancock American Funds Am Balanced                            1,515 units       32,958
*        John Hancock Lifestyle Conservative                                  134 units       22,149
*        John Hancock American Century Small Co.                              660 units        8,028
*        John Hancock Oppenheimer Developing Mkt                            1,142 units       48,420
*        John Hancock MFS Utilities                                         1,856 units       33,435
*        John Hancock Excelsior Value & Restruct                              211 units       11,718
*        John Hancock Lord Abbett All Value                                  0.28 units            9
*        John Hancock T. Rowe Price Spectrum Inc.                             675 units       17,277
*        John Hancock Oppenheimer Global                                      423 units       17,764
*        John Hancock Money Market                                          6,584 units       80,727
*        John Hancock Short-Term Federal                                      510 units        8,706
*        Small Cap Index Fund                                                  13 units          253
*        John Hancock T. Rowe Sml Cap Val                                     273 units       13,337
*        John Hancock American Funds Inv Co Am                                 10 units          402
*        John Hancock PIMCO Real Return                                        85 units        1,131
*        John Hancock Davis New York Venture                                  189 units        5,892
*        John Hancock Mutual Beacon                                             2 units          246
*        John Hancock Franklin Balance Sheet                                  256 units       27,417
*        John Hancock Merrill Lynch Large Value                             1,215 units       25,950
*        John Hancock American Funds Growth Fund                              756 units       25,872
*        John Hancock American Century Mason Select Bnd                       167 units        1,865
*        John Hancock PIMCO Global Bond                                       152 units        1,857
*        John Hancock AmCentury Mason High Yield Bnd                          145 units        1,921

                           COMMUNITY SHORES BANK 401(K) PLAN

             SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

                                   DECEMBER 31, 2006

                                       PLAN #001
                                     EIN 38-3438092

                                                          (C) DESCRIPTION OF INVESTMENT
                                                             INCLUDING MATURITY DATE,         (E)
               (B) IDENTITY OF ISSUE, BORROWER,           RATE OF INTEREST, COLLATERAL,     CURRENT
(A)                LESSOR, OR SIMILAR PARTY                   PAR OR MATURITY VALUE          VALUE
---   -------------------------------------------------   -----------------------------   ----------
      POOLED SEPARATE ACCOUNTS
*        John Hancock Salomon Bros High Yield                                  79 units   $    2,073
*        John Hancock AmCentury Strat Alloc Moder                              56 units          935
*        John Hancock American Funds Wash Mutual                               25 units          972
*        John Hancock T. Rowe Price Equity Inc                                 24 units          980
*        John Hancock Scudder RREEF Real Estate                               287 units       38,247
*        John Hancock Domini Social Equity                                   0.20 units            8
*        John Hancock U.S. Global Lead                                        349 units        6,774
*        John Hancock Templeton World                                        0.42 units           16
*        John Hancock American Funds EuroPacific                              595 units       31,425
*        John Hancock Legg Partners Agg Growth                                151 units        7,825
*        John Hancock Allianz RCM Global Tech                                 205 units        8,343
*        Quantitative All Cap Fund                                               1 unit           18
*        Quantitative Mid Cap Fund                                              2 units          234
*        Mid Cap Index Fund                                                  0.37 units            8
*        Intl Equity Index Fund                                               261 units        4,412
*        Emerging Growth Fund                                                 409 units        8,688
                                                                                          ----------
      TOTAL POOLED SEPARATE ACCOUNTS                                                       1,794,784

*     Community Shores Bank Corporation                   45,588 shares of common stock      604,497

*     Participant loans                                   Maturity of up to 7 years,
                                                          with annual interest rates
                                                          ranging from 5.75% to 8.25%,
                                                          collateralized by participant
                                                          account balances                    10,948

*     John Hancock Life Insurance Company                 Guaranteed investment
                                                          contract 1,968 units,
                                                          interest rate of 3.80%               1,968
                                                                                          ----------
      TOTAL INVESTMENTS                                                                   $2,412,197
                                                                                          ==========

(a) An asterisk in this column identifies a person known to be a party-in-interest

Exhibits:

EXHIBIT NO.                           EXHIBIT DESCRIPTION
-----------                           -------------------
     23       Independent Auditors' Consent.

   32.1 Certification of chief executive officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

   32.2 Certification of chief financial officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                        COMMUNITY SHORES BANK 401(K) PLAN


Date: June 28, 2007                     /s/ Tracey A. Welsh
                                        ----------------------------------------
                                        Tracey A. Welsh
                                        Trustee